Mail Stop 4561

April 6, 2007

VIA U.S. MAIL AND FAX (803) 727-1118

Mr. William D. Kirkland
Chief Executive Officer
Collexis Holdings, Inc.
1201 Main Street, Suite 980
Columbia, SC 29201

>   **Re: Technology Holdings, Inc.**
>   **Form 10-KSB/A for the year ended June 30, 2006**
>   **Filed March 20, 2007**
>   **File No. 333-115444**

Dear Mr. Kirkland:

We have reviewed your amendment filed March 20, 2007, and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended June 30, 2006

Statements of Cash Flows, page F-5

1. Please revise your Statements of Cash flows for the year ended June 30, 2006 and from September 2, 2003 to June 30, 2006 to present shares issued for expenses as an adjustment to reconcile Net (loss) to Net cash (used) by operating activities.

*   *   *   *

As appropriate, please amend your Form 10-KSB/A and respond to thise comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief